RENAISSANCE ANNOUNCES $10 MILLION

BROKERED PRIVATE PLACEMENT FULLY COMMITTED

WITH REDUCTION IN UNIT PRICE TO $0.25

Not for Distribution in the United States or dissemination through a U.S. newswire service

March 16, 2017 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) announces that, further to its March 8, 2017 news release with respect to the engagement of Haywood Securities Inc., as lead agent with Beacon Securities Limited and Canaccord Genuity Corp. (colletively, the “Agents”) for a brokered private placement, the Company and the Agents have agreed to reduce the price per unit from C$0.30 to C$0.25 such that the offering is now up to 40,000,000 units at a price of C$0.25 per unit (“Units”) for aggregate gross proceeds of up to C$10,000,000 (the “Offering”). The Agents have informed the Company that they have obtained commitments for the first C$10,000,000. The Offering is expected to close by March 29, 2017, as originally anticipated.  The Agents have been granted an option (the “Agents’ Option”) to sell up to an additional 20,000,000 Units at the same price per Unit as the Offering, exercisable in whole or in part at any time up to April 12, 2017. The net proceeds of the Offering will be used to aid in the Company’s ongoing efforts in securing oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes.

Each Unit will consist of one common share of the Company and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share of the Company at an exercise price of C$0.50 from the date of issuance until July 31, 2019.

The Agents will receive a commission on the proceeds of the Offering.

The Offering is subject to certain conditions, including completion of formal documentation and receipt of regulatory approval, including the approval of the TSX Venture Exchange (the “TSXV”). Pursuant to Canadian securities laws, any securities issued in the Offering will be subject to a hold period of four months plus one day from the date of issuance.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, VP, Business Development

Tel: 403-200-9047

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "forward-looking statements"). Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "aims to", "plans to" or "intends to" or variations of such words and phrases or statements that certain actions, events or results "will" occur. Such statements include, without limitation, statements regarding receipt of all necessary regulatory (including TSX Venture Exchange) approvals required in connection with the Offering, completion of the Offering, the use of proceeds and exercise of the Agents’ Option.   Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed by such forward-looking statements or forward-looking information, including the business of the Company, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks, and delay, inability to complete a financing or failure to receive regulatory approvals. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.